FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending August 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the interests of Directors and Persons Discharging Managerial Responsibility in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned persons arising from the purchase of Ordinary Shares at a price of 1663.38 pence per Ordinary Share on 9 August 2013 through the Company's ShareReward Plan (the Plan):

Sir Andrew Witty	Acquisition of 8 Ordinary Shares under the personal contribution element of the Plan

Acquisition of 8 Ordinary Shares under the matching element of the Plan (Company contribution)

Mr S Dingemans	Acquisition of 8 Ordinary Shares under the personal contribution element of the Plan

Acquisition of 8 Ordinary Shares under the matching element of the Plan (Company contribution)

Mr S M Bicknell	Acquisition of 8 Ordinary Shares under the personal contribution element of the Plan

Acquisition of 8 Ordinary Shares under the matching element of the Plan (Company contribution)

Mr R G Connor	Acquisition of 8 Ordinary Shares under the personal contribution element of the Plan

Acquisition of 8 Ordinary Shares under the matching element of the Plan (Company contribution)

Mr D S Redfern	Acquisition of 8 Ordinary Shares under the personal contribution element of the Plan

Acquisition of 8 Ordinary Shares under the matching element of the Plan (Company contribution)

Ms C Thomas	Acquisition of 8 Ordinary Shares under the personal contribution element of the Plan

Acquisition of 8 Ordinary Shares under the matching element of the Plan (Company contribution)

Mr P C Thomson	Acquisition of 7 Ordinary Shares under the personal contribution element of the Plan

Acquisition of 7 Ordinary Shares under the matching element of the Plan (Company contribution)

Dr P J T Vallance	Acquisition of 8 Ordinary Shares under the personal contribution element of the Plan

Acquisition of 8 Ordinary Shares under the matching element of the Plan (Company contribution)

Ms E Walmsley	Acquisition of 8 Ordinary Shares under the personal contribution element of the Plan

Acquisition of 8 Ordinary Shares under the matching element of the Plan (Company contribution)

Mrs V A Whyte	Acquisition of 8 Ordinary Shares under the personal contribution element of the Plan

Acquisition of 8 Ordinary Shares under the matching element of the Plan (Company contribution)

The Company and the above-mentioned persons were advised of this information on 12 August 2013.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

S M Bicknell
Company Secretary

12 August 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: August 12, 2013

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc